January 22, 2020


Via E-mail

Mr. Steven B. Boehm, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001

       Re:    Nuveen Churchill BDC Inc.
              Form 10
              File No. 000-56133

Dear Mr. Boehm:

        On December 23, 2019, Nuveen Churchill BDC Inc. (the "Company") filed a registration statement on Form 10. We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

   1. Portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them.

Explanatory Note, page 1

   2. Please disclose in the bolded bullets, if true, that repurchases of shares by the Company, if any, are expected to be very limited.

The Company -- Nuveen Churchill BDC Inc., page 4

   3. Please disclose in plain English what qualifies as a "performing" middle market company and "privately originated debt." Please also make clear that the companies issuing this debt will generally be eligible portfolio companies as described below in the registration statement.
 Mr. Steven B. Boehm, Esq.
Eversheds Sutherland (US) LLP
January 22, 2020
Page 2


The Investment Sub-Adviser -- Churchill Asset Management LLC, page 5

   4. Please consider updating the data disclosed as of June 30, 2019 appearing in the second paragraph of this section.

Base Management Fee, page 9

   5. Please disclose the portion of the management fee to be retained by the Adviser and the portion to be paid to the sub-adviser.

Incentive Fee, page 8

   6. Please provide an estimate of total operating expenses as a percentage of net assets.

   7. Please advise in your response how the Exchange Listing would increase the burdens on the Adviser's management duties sufficiently to justify an increase in compensation.
      Also, please advise how it was determined that it was appropriate for the Board currently to determine the compensation to the Adviser for some unspecified date in the future, instead of amending the Advisory Agreement, with shareholder approval, at the time of the Exchange Listing.

   8. Please include a graphic depicting the incentive free, plus examples demonstrating its operation.

Payment of our Expenses, page 10

   9. We note that certain items in this paragraph, for example, subsections
(iii) and (iv), are
      expenses related to the types of activities in which an adviser or sub-advisor would engage in order to determine whether to recommend an investment. See subsection (i) of the third paragraph under the heading "Sub-Advisory Agreement." Please advise why these items are not included as part of the Section 15 advisory fee.

Expense Support Agreement, page 13

   10. We note the disclosure regarding recoupment in the last sentence of this section. Please add disclosure regarding the three year recoupment limitation.

Creative and flexible capital solutions, page 20

   11. We note the statement that the Junior Capital Investment Team can "pivot between fixed and floating rate cash pay junior debt securities and more bespoke solutions, including non-cash paying yet contractually-yielding solutions." Please revise to express this in plain English.
 Mr. Steven B. Boehm, Esq.
Eversheds Sutherland (US) LLP
January 22, 2020
Page 3


Credit Evaluation, page 22

   12. In the chart on page 23, please describe what is meant by "Complete proprietary ESG checklist and determine suitability." We note that this does not appear to be discussed anywhere else in the disclosure document.

Internal Risk Ratings Definitions, page 23

   13. Please disclose the meaning of the term "CSRs" appearing in the chart on the top of page 25.

Risk Factors, page 40

   14. Several of the risk factors are a page or more in length. Item 105 of Regulation S-K requires that risk factors be concise. Please revise your risk factors so that they are concise.

The Company has a lack of operating history, page 40

   15. Please remove the mitigating factor in the last sentence of this paragraph, which is inappropriate in a risk factor. We have a similar concern regarding the last sentence of the paragraph appearing under the heading "Uncertainty about presidential administration initiatives...." on page 52.

The Advisory Agreements were not negotiated on an arm's length basis ..., page
43

   16. Please advise how you may choose not to enforce, or to enforce less vigorously, your rights and remedies under the Advisory Agreements, consistent with your obligations to stockholders.

Recent legislation allows us to incur additional leverage, page 48

   17. Please disclose when the reduced leverage limit will become effective.

Our portfolio may be exposed to risks associated with changes in interest rates, page 49

   18. Please update the disclosure in this paragraph as necessary. For example, we note that the disclosure describes the transition from LIBOR as occurring within the next several years. Similarly, please update the disclosure regarding Brexit appearing in the last full paragraph on page 51.
 Mr. Steven B. Boehm, Esq.
Eversheds Sutherland (US) LLP
January 22, 2020
Page 4


To the extent original issue discount and payment-in-kind interest constitute a portion..., page 59

   19. Please revise the second bullet point in this risk factor to use plain English.

Contractual Obligations, page 68

   20. In your response, please include a representation that the Company reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. Please also include a general explanation as to why the Company believes it can cover its commitments.

Directors and Executive Officers, page 72

   21. For each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. See Item 401(e) of Regulation S-K.

Promoters and Certain Control Persons, page 78

   22. Please confirm that you have provided all information required by Item 404(c) of
       Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page
80

   23. Please provide the disclosure required by Item 404(b) of Regulation S-K regarding policies for related person transactions.

Action by Shareholders, page 90

   24. Please revise the last sentence to state that the written consent provisions may have the effect of delaying consideration of a shareholder proposal indefinitely, instead of merely to the next annual meeting.

Item 15. Financial Statements and Exhibits, page 96

   25. Please file the actual agreements as exhibits, not "forms of" the agreements.

                                        *    *   *    *    *

       We note that portions of the filing are incomplete. We may have additional comments on those portions when you complete them in a pre-effective amendment, on disclosures made in
 Mr. Steven B. Boehm, Esq.
Eversheds Sutherland (US) LLP
January 22, 2020
Page 5


response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 12b-15 under the Exchange Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       You may contact me at (202) 551-3503 if you have any questions.


                                                              Sincerely,

                                                              /s/ David L.
Orlic

                                                              David L. Orlic
                                                              Senior Counsel


cc:    Sally Samuel, Esq., Branch Chief
       Christian T. Sandoe, Esq., Assistant Director
       Disclosure Review and Accounting Office